The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address: MTRBJPJT

06015353

RECEIVED
2006 JUL 20 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 14, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Mitsui Trust Holdings

The ~~Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

REPAYMENT OF PUBLIC FUNDS TROUGH CONVERSION OF PREFERRED STOCK AND SECONDARY SALE OF COMMON STOCK

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dw 7/20

RECEIVED
2006 JUL 20 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 5, 2006

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Repayment of Public Funds Through Conversion of Preferred Stock and Secondary Sale of Common Stock

With regard to the secondary sale of our common stock in the domestic and overseas markets, Mitsui Trust Holdings, Inc. (the "Company") decided the following at the Meeting of the Board of Directors held today.

As announced in our "Notice Regarding a Request for Sales in the Market of the Public Funds (Preferred Stock)" released on March 31, 2006, we will repay public funds through the conversion of our 20,000,000 Class I Preferred Stock (total amount of initial issue price 32.0 billion yen, subscribed by the Resolution and Collection Corporation (the "RCC")), into common stock by the RCC (through issuance of our common stock upon request for conversion by the RCC), followed by the sale in the market (through a secondary sale) of such common stock, assuming that the Company will obtain approval from the Deposit Insurance Corporation.

1. Type of stock to be offered:
   Common stock of the Company

2. Number of shares planned to be offered:
   80,930,000 shares
   The above-mentioned number of shares that we plan to offer is the total of the shares to be offered domestically and overseas. The total number of shares to be offered as well as the number of shares to be offered domestically and overseas will be decided by the seller mentioned in 3. below, within the number of shares planned to be offered, in consideration of the level of demand on the day when the offering price is fixed, which is specified in 4. below.

3. Seller:
   The Resolution and Collection Corporation

4. Offering price:
   To be fixed on a day between Monday, July 24, 2006 and Wednesday, July 26, 2006,

("Offering Price Fixing Day")

The offering price will be fixed by the RCC based on the provisional conditions scheduled to be presented on Wednesday, July 12, 2006, the level of demand and other factors, after consultation with the joint global coordinators (Nikko Citigroup Ltd. and UBS Securities Japan Ltd.).

5. Method of secondary sale:

   (1) Domestic secondary sale:

   The domestic secondary sale will be conducted through firm commitment underwriting by the following underwriters:

   Nikko Citigroup Limited
   UBS Securities Japan Ltd.
   Daiwa Securities SMBC Co., Ltd.
   Nomura Securities Co., Ltd.
   Shinko Securities Co., Ltd.
   Okasan Securities Co., Ltd.
   Tokai Tokyo Securities Co., Ltd.

   (2) Overseas secondary sale:

   The secondary sale in overseas markets will be conducted through firm commitment underwriting by the following underwriters (In the U.S., the common stock will be privately offered only to eligible institutional investors based on Rule 144A of the United States Securities Act of 1933, as amended):

   UBS Limited
   Citigroup Global Markets Limited
   Goldman Sachs International
   Merrill Lynch International
   Daiwa Securities SMBC Europe Limited
   Morgan Stanley & Co. International Limited
   Nomura International plc
   BNP Paribas
   J.P. Morgan Securities Ltd.

6. Subscription period:

The subscription period of the domestic secondary sale is scheduled to be from the next business day following the Offering Price Fixing Day to the third business day after the Offering Price Fixing Day, but the final decision regarding the subscription period will be made on the Offering Price Fixing Day.

7. Settlement date:
The settlement date is scheduled to be the fourth business day after the Offering Price Fixing Day, but the final decision will be made on the Offering Price Fixing Day.

8. Advances on subscription:
The advances on subscription will be equivalent to the offering price per share.

9. Unit of shares for subscription:
1,000 shares

10. We filed a securities notice, including amendments, regarding this secondary sale on July 5, 2006.

(For your reference)

The RCC will offer 80,930,000 shares of common stock which excludes fractional shares (less than one minimum unit) from all 80,930,703 shares delivered upon the claim for acquisition through conversion of the Class I Preferred Stock held.

For inquiries concerning this matter, please contact:

Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827